UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

CRYSTAL ROCK HOLDINGS, INC.

(Name of Subject Company)

CRYSTAL ROCK HOLDINGS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22940F103

(CUSIP Number of Class of Securities)

Peter K. Baker

Chief Executive Officer and President

Crystal Rock Holdings, Inc.

1050 Buckingham Street

Watertown, Connecticut 06795

(860) 945-0661

(781) 564-0220

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

William R. Kolb, Esq.

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, Massachusetts 02210

Telephone: (617) 832-1000

Telecopy: (617) 832-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed by Crystal Rock Holdings, Inc., a Delaware corporation (the “Company” or “Crystal Rock”), with the Securities and Exchange Commission (the “SEC”) on February 20, 2018 (as heretofore amended and as further amended hereby, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by CR Merger Sub, Inc., Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Cott Corporation, a Canadian corporation (“Cott” or “Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (each, a “Share”), at a purchase price of $0.97 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 20, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Purchaser with the SEC on February 20, 2018. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information

The information set forth in “Item 8. Additional Information” is hereby amended and supplemented by inserting the following new subsection immediately preceding the subsection entitled “Forward-Looking Statements”:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at 5:00 p.m., New York City time, on March 20, 2018 (the “Expiration Time”). The Depositary (as defined in the Schedule TO) has advised Parent and Purchaser that, as of the Expiration Time, a total of 16,055,804 Shares had been validly tendered and not properly withdrawn prior to the expiration of the Offer, representing approximately 75.17% of the Fully Diluted Shares (excluding from the number of tendered Shares, but not from the outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL). In addition, 82,636 Shares had been tendered by Notice of Guaranteed Delivery (as defined in the Schedule TO), which, when combined with the Shares tendered and not properly withdrawn prior to the expiration of the Offer, represent approximately 75.56% of the Fully Diluted Shares.

The number of Shares validly tendered and not properly withdrawn prior to expiration of the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures for which Shares were not yet delivered) satisfies the Minimum Condition. All Offer Conditions have been satisfied or waived and Purchaser has accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held in the treasury of the Company, (ii) owned by any direct or indirect wholly owned subsidiary of the Company, (iii) owned by Parent or Purchaser or any direct or indirect wholly owned subsidiary of Parent or (iv) held by a holder who was entitled to demand and properly demanded appraisal for such Shares in accordance with Section 262 of the DGCL) will be automatically cancelled and converted into the right to receive an amount equal to the Offer Price, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law.

Following the Merger, the Shares will no longer be listed on the NYSE MKT and will be deregistered under the Exchange Act.

On March 21, 2018, each of Crystal Rock and Cott issued a press release announcing the expiration and results of the Offer. The full text of the press releases are filed as Exhibits (a)(5)(D) and (a)(5)(E) hereto, respectively, and are incorporated herein by reference.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description

(a)(5)(D)*	Press Release issued by Crystal Rock Holdings, Inc. on March 21, 2018

(a)(5)(E)	Press Release issued by Cott Corporation on March 21, 2018 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO, as amended)

*	Filed herewith

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2018	CRYSTAL ROCK HOLDINGS, INC.

	By:	/s/ Peter K. Baker
	Name:	Peter K. Baker
	Title:	Chief Executive Officer

4